EXHIBIT 34.4

         Annual Independent Accountant's Report in Respect of Servicing
                      for the year ended December 31, 2007
                                 (Fidelity Bank)

             Report of Independent Registered Public Accounting Firm


The Audit Committee of Fidelity Southern Corporation

We have examined management's assertion, included in the accompanying Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that Fidelity Southern Corporation (the Company) complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission's Regulation AB for the automobile loans sold to the GS Auto Loan Trust 2007-1 ("the Platform"), as of December 31, 2007 and for the period from February 2, 2007 through December 31, 2007, except for servicing criteria 1122(d)(ii), 1122(d)(1)(iii), 1122(d)(2)(ii), 1122(d)(2)(iii), 1122(d)(2)(iv), 1122(d)(2)(v),
1122(d)(3)(i), 1122(d)(3)(ii), 1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(ix),
1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii) and
1122(d)(4)(xv), which the Company has determined are not applicable to the activities performed by them with respect to the Platform covered by this report. Management is responsible for the Company's compliance with those servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as individual asset backed transactions and securities that comprise the platform, testing of less than all of the individual asset backed transactions and securities that comprise the platform, testing of less than all of the selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(4)(vi) applicable to the Company during the period February 2, 2007 through December 31, 2007: The Company's policy related to payment extensions allows for extension to be made more often than the policy set forth in the Purchase and Servicing agreement between the Company and Goldman Sachs which resulted in the Company providing payment extensions that were not in compliance with the Purchase and Servicing Agreement.

The information in the Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria under the subheading Appendix A is presented by the Company for information purposes. Such information has not been subjected to the procedures applied in our examination of management's assertion as described above, and accordingly, we express no opinion of it.

In our opinion, except for the material noncompliance described in the third paragraph, the Company complied, in all material respects, with the aforementioned servicing criteria as of December 31, 2007 and for the period from February 2, 2007 through December 31, 2007.

/s/ Ernst & Young LLP
---------------------
Ernst & Young LLP

March 10, 2008